February 25, 2026

Cameron Turtle
Chief Executive Officer
Spyre Therapeutics, Inc.
221 Crescent Street
Building 23, Suite 105
Waltham, MA 02453

       Re: Spyre Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed February 19, 2026
           File No. 333-293600
Dear Cameron Turtle:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Thomas Danielski, Esq.